UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated October 9, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Director dealings

Johannesburg, 9 October 2019.
Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL)
in compliance with paragraphs 3.63 to 3.66 of the Listings Requirements of the JSE
Limited ("the Listings Requirements") hereby advises shareholders that Neal
Froneman, CEO and an Executive Director of Sibanye-Stillwater has replaced an existing equity funding arrangement which was implemented on 21 June 2018, with a new financing structure in the form of a zero premium collar over 4 262 348 of Mr
Froneman’s ordinary shares, which have been used as collateral under this arrangement
Name
Position
:
:
NJ Froneman
Chief Executive Officer
Company
Date of transaction
: Sibanye-Stillwater
8 October 2019
Class of securities : Ordinary shares in Sibanye Gold Ltd.
Nature of transactions : Zero premium collars over
4 262 348 ordinary shares of the
Company, with a put strike price
of R19.06 and call strike price
of R33.35 and expiring on 8 October 2020
Nature of interest : Direct beneficial
Clearance obtained : Yes
Richard Stewart, an Executive Director of Stillwater Mining Company, a major subsidiary of Sibanye-Stillwater, has also concluded trades in the Company’s shares as detailed below:
Name
Position
:
:
RA Stewart
Executive Director
Company
Date of transaction
: Stillwater Mining Company
8 October 2019
Class of securities :
Ordinary shares in Sibanye Gold Ltd.
Nature of transactions : On market sale of shares
Nature of interest : Direct beneficial
Number of shares : 100 000
Market price per share : R24.50
Value of transaction (excluding costs)
: R2 450 000
Clearance obtained : Yes

Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements may be identified by the use of words such as “target”, “will”,
“forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement.
Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 9, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer